

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 15, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following securities of Exchange Listed Funds Trust, under the Exchange Act of 1934.

- Cabana Target Drawdown 5 ETF
- Cabana Target Drawdown 7 ETF
- Cabana Target Drawdown 10 ETF
- Cabana Target Drawdown 13 ETF
- Cabana Target Drawdown 16 ETF

Sincerely,